

File number 82 - 524

FRIENDS PROVIDENT

82-34640

03 APR 21 AM 7:21
Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991



03022262

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

29 January 2003

SUPPL

Dear Sir

**Friends Provident plc - File number 82 - 524**

Since our previous submission to you on 9th January 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed recent press releases to the London Stock Exchange.

| | |
|---|---|
| 28th January 2003 | 2002 New Business Results |
| 28th January 2003 | ISIS Asset Management plc - Report on funds under management as at 31st December 2002 |

Should you require any assistance, please do not hesitate to contact me by email hornj@friendsprovident.co.uk.



Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 6/4

LSE / SecExch: SecExch 090103

Full Text Announcement





| | |
|---|---|
| **Company** | Friends Provident PLC |
| **TIDM** | FP. |
| **Headline** | 2002 New Business Results |
| **Released** | 07:10 28 Jan 2003 |
| **Number** | 6911G |

**28 January 2003**

**FRIENDS PROVIDENT ANNOUNCES STRONG NEW BUSINESS PERFORMANCE FOR 2002**

**Highlights**

- Total new life and pensions business premiums (regular plus single premiums) increased by 11% to £1,744 million for 2002 (£1,576m 2001).
- On an Annual Premium Equivalent (APE*) basis, new life and pensions business for 2002 increased 10% to £377 million (£343m 2001).
- New business APE for each quarter of 2002 exceeded the APE achieved in each corresponding quarter of 2001, with new business in the fourth quarter exceeding £100 million for the first time ever.
- New savings and investment APE in 2002 increased by 42% to £97 million (£68m 2001).
- New protection APE in 2002, including income protection, increased by 31% to £45 million (£34m 2001).
- New group pensions APE in 2002 increased by 12% to £158 million (£141m 2001).

**Friends Provident's Group Chief Executive, Keith Satchell, said:**

"We finished the year with our best ever quarter and the overall increase in new business of 11% for the year is a very good result against a challenging backdrop of falling stock markets for the third successive year. Strong growth across our chosen markets of savings and investment, protection and group pensions is testament to the robustness of our business model and the strength of our service proposition, evidenced by our recent IFA Four Star service award.

Full integration of the acquisitions and development of the strategic partnerships concluded in 2002 are advancing well which, together with the increasing take up by IFAs of our online services, strengthens our potential to grow our share of new business despite a challenging environment in prospect for 2003."

*The Annual Premium Equivalent basis is the industry standard of new regular premiums plus 10% new single premiums.

– Ends –

For further information contact:


| | | |
|---|---|---|
| Friends Provident plc | Brian Wilkinson | 01306 653405 |
| | Di Skidmore | 01306 654483 |
| | Jim Murdoch | 01722 311447 |

Bell Pottinger John Coles 020 7861 3868

**Financial Reporting Calendar**

Friends Provident plc Group Preliminary Announcement of 2002 Results:

5 March 2003

Annual Bonus Announcement:

5 March 2003

Friends Provident plc Life and Pensions Quarter One 2003 new business:

29 April 2003

**Commentary and tables**

**Life Business**

Total new life business in 2002 increased by 38.0% to £142.1 million (£103.0m 2001).

New savings and investment business in 2002 increased 41.6% to £97.0 million (£68.5m 2001), with new single premiums increasing 58.3% to £717.1 million (£453.0m 2001). New business in the fourth quarter 2002 increased 60.1% to £30.9 million (£19.3m 2001) and included £12.2 million from the international business acquired from Royal & SunAlliance in August 2002. Total international business accounted for 14% of total new business in 2002, compared to 10% in 2001.

Investment Portfolio Bond business transacted online continues to increase, from less than 15% of new bonds in January to more than 60% in December 2002. The special terms offered in the fourth quarter 2002 will run until the end of January 2003, with further marketing initiatives likely during 2003.

New protection business in 2002, including income protection, increased 30.7% to £45.1 million (£34.5m 2001). New business in the fourth quarter 2002 increased 50.6% to £13.1 million (£8.7m 2001) and included £2.2 million resulting from the distribution agreement signed with Countrywide in August 2002. Lead times on this business mean that the full flow of new business is likely to emerge during the first quarter of 2003.

Use of our electronic trading systems by intermediaries to process new protection business has grown encouragingly during 2002, from only 1% of new policies processed online in January to over 20% in December 2002. We continue to enhance electronic trading capabilities to deliver cost and servicing efficiencies for intermediaries and ourselves.

**Pensions Business**

Total new pensions business in 2002 decreased 2.3% to £234.6 million (£240.1m 2001), reflecting the exceptional group pensions business in the final quarter of 2001 and our ongoing strategic decision to focus on the selective marketing of individual pensions and annuities for profitability reasons.

New group pensions business in 2002 increased 12.2% to £157.8 million (£140.7m 2001). New business in the fourth quarter 2002 decreased 10% to £40.6 million compared with the exceptional performance in fourth quarter 2001 (£45.1m) which was influenced by the Government stakeholder deadline.

Incremental new business continues to grow – during 2002 £45m was generated from schemes set up prior to 2002. The recent Green Paper on pensions will, in our view, do nothing to curb the trend away from defined benefit to defined contribution schemes. We expect that this trend will have a positive impact on our defined contribution new business. We believe our improved representation on the relevant Employee Benefit Consultant panels as a result of the rapid

integration of the Royal & SunAlliance investment business with our own, coupled with our reputation for service, will strengthen our position in the group pensions market in 2003.

New individual pensions in 2002 decreased 14.5% to £46.1 million (£53.9m 2001), continuing to reflect our strategic focus on the more profitable group pensions market. Fourth quarter new business decreased by 12.8% to £10.2 million (£11.7m 2001).

The 33.1% decrease in new annuities from £45.5 million in 2001 to £30.7 million in 2002 results from the previously announced strategy to focus on margins rather than volumes.

**Notes to editors:**

1. Reference to our service award relates to the Financial Adviser LIA Service Awards 2002 announced in November 2002, Friends Provident receiving a 4 STAR Service Award, up from a 2 STAR Service Award in 2001.

2. Unless otherwise stated, all new business figures are based on the industry standard Annual Premium Equivalent basis, being new regular premiums plus 10% new single premiums.

**Friends Provident New Life and Pensions Business**

**12 Months to 31 December 2002 vs 12 Months to 31 December 2001**

| | 12 Months 2002 | | | 12 Months 2001 | | | |
|---|---|---|---|---|---|---|---|
| | Regular Premiums | Single Premiums | APE | Regular Premiums | Single Premiums | APE | |
| | £m | £m | £m | £m | £m | £m | % cl |
| **Life** | | | | | | | |
| Protection | 45.1 | 0.0 | 45.1 | 34.4 | 1.2 | 34.5 | |
| Savings and Investment | 25.3 | 717.1 | 97.0 | 23.2 | 453.0 | 68.5 | |
| | ------- | ------- | ------- | ------- | ------- | ------- | |
| | 70.4 | 717.1 | 142.1 | 57.6 | 454.2 | 103.0 | |
| **Pensions** | | | | | | | |
| Individual Pensions | 18.0 | 280.9 | 46.1 | 24.0 | 298.5 | 53.9 | |
| Group Pensions | 136.4 | 213.9 | 157.8 | 124.5 | 162.1 | 140.7 | |
| Annuities | 0.0 | 307.4 | 30.7 | 0.0 | 455.1 | 45.5 | |
| | ------- | ------- | ------- | ------- | ------- | ------- | |
| | 154.4 | 802.2 | 234.6 | 148.5 | 915.7 | 240.1 | |
| | ------- | ------- | ------- | ------- | ------- | ------- | |
| **Total Life and Pensions** | 224.8 | 1,519.3 | 376.7 | 206.1 | 1,369.9 | 343.1 | |
| | ==== | ==== | ==== | ==== | ==== | ==== | |

**3 Months to 31 December 2002 vs 3 Months to 31 December 2001**

| | Q4 2002 | | | Q4 2001 | | | |
|---|---|---|---|---|---|---|---|
| | Regular Premiums | Single Premiums | APE | Regular Premiums | Single Premiums | APE | |
| | £m | £m | £m | £m | £m | £m | % c |
| **Life** | | | | | | | |
| Protection | 13.1 | 0.0 | 13.1 | 8.7 | 0.0 | 8.7 | |
| Savings and Investment | 10.4 | 205.1 | 30.9 | 4.0 | 153.0 | 19.3 | |
| | ------- | ------- | ------- | ------- | ------- | ------- | |
| | 23.5 | 205.1 | 44.0 | 12.7 | 153.0 | 28.0 | |
| **Pensions** | | | | | | | |
| Individual Pensions | 3.9 | 62.5 | 10.2 | 6.0 | 57.0 | 11.7 | |
| Group Pensions | 33.9 | 66.9 | 40.6 | 38.6 | 64.8 | 45.1 | |
| Annuities | 0.0 | 83.5 | 8.3 | 0.0 | 123.7 | 12.4 | |
| | ------- | ------- | ------- | ------- | ------- | ------- | |
| | 37.8 | 212.9 | 59.1 | 44.6 | 245.5 | 69.2 | |
| | ------- | ------- | ------- | ------- | ------- | ------ | |
| **Total Life and Pensions** | 61.3 | 418.0 | 103.1 | 57.3 | 398.5 | 97.2 | |
| | ==== | ==== | ==== | ==== | ==== | ==== | |

Notes:

1. All figures in this release, unless stated otherwise, are on an Annual Premium Equivalent (APE) basis (i.e. regular premiums + 10% of single premiums).

2. During 2001 Income Protection new business was reported as a separate product line. This is now included within Life Protection for 2002 reporting.

3. As advised in the fourth quarter 2001, Mortgage Endowments were shown as a separate product line during 2001 but are now included in Savings and Investment for 2002.

END


Close

To: London Stock Exchange
Attention: RNS
Date: 28 January 2003

# ISIS Asset Management plc ("ISIS")

## Report on funds under management as at 31 December 2002.

| 1. Funds under Management | 31 December 2002 £bn | 31 December 2001 £bn | 30 September 2002 £bn |
|---|---|---|---|
| Life & Pensions | 52.6 | 27.3 | 51.7 |
| Open Ended Products (Third Party) | 1.5 | 1.0 | 1.4 |
| Investment Trusts | 1.2 | 1.7 | 1.3 |
| Institutional Clients | 4.4 | 3.5 | 4.5 |
| Limited Partnerships | 0.2 | 0.1 | 0.1 |
| Venture Capital Trusts | 0.2 | 0.2 | 0.2 |
| | 60.1 | 33.8 | 59.2 |

| 2. Funds under Management by Asset Class | 31 December 2002 £bn | 31 December 2001 £bn | 30 September 2002 £bn |
|---|---|---|---|
| Fixed Interest | 31.2 | 11.0 | 30.3 |
| UK Equities | 15.4 | 13.8 | 15.2 |
| Overseas Equities | 5.3 | 5.9 | 5.6 |
| Private Equity | 0.4 | 0.3 | 0.3 |
| Property | 4.6 | 1.9 | 4.6 |
| Liquidity | 3.2 | 0.9 | 3.2 |
| | 60.1 | 33.8 | 59.2 |

Notes:

a) 31 December is the Company's year end. An analysis of new business will be provided in the Annual Report and Accounts which will be issued to shareholders in March.

b) "Life and pension" assets represent the two major insurance clients managed by ISIS. Therefore it is not appropriate to reconcile fund movements between Friends Provident and changes in the value of assets managed by ISIS. Furthermore, flows into and out of Life and Pensions can be of a more strategic nature or, indeed, represent levels of liquidity held by these clients and do not necessarily represent permanent inflows or outflows with ISIS.

c) For future reporting purposes the board of ISIS has decided that it will be appropriate to continue with quarterly reporting of funds under management but to adopt the under noted principles in terms of new business flows.

   1) New business flows for the quarters to 30 June and 31 December will be commented on where client confidentiality permits in the Half Year Report and Annual Report respectively.

2) Material new business flows will be announced to the market as they occur, subject to client approval.

3) The quarterly reports will report funds under management and will comment on salient features as considered appropriate.

The board of ISIS believe that these revised reporting arrangements when taken together with the Annual Report, Half Year Report and other releases, will allow greater clarity and understanding of the revenue implications of fund movements which are more relevant to the company's financial performance than just the funds under management numbers that have been provided in the past. The content of quarterly business announcements will continue to be factual and explanatory, neither giving (nor intending to give) any indication of current or future trading.